UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

MEWBOURNE ENERGY PARTNERS 07-A, L.P.

(Exact name of registrant as specified in its charter)

Delaware	20-8481823
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3901 South Broadway, Tyler, Texas	75701
(Address of principal executive offices)	(Zip code)

(903) 561-2900

(Registrant’s telephone number, including area code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered

Securities to be registered pursuant to Section 12(g) of the Act:

Limited Partner Interests

(Title of class)

General Partner Interests

(Title of class)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐    Accelerated filer  ☐    Non-accelerated filer  ☐    Smaller reporting company  ☒

(Do not check if a smaller reporting company)

i

FORWARD-LOOKING STATEMENTS

Forward-looking statements are inherently uncertain. Some statements in this Registration Statement constitute forward-looking statements. These forward-looking statements include, but are not limited to, statements about the Registrant’s industry, plans, objectives, expectations, intentions and assumptions and other statements contained herein that are not historical facts. When used in this Registration Statement, the words “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “estimate” and similar expressions are generally intended to identify forward-looking statements. Because these forward-looking statements involve risks and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements. The Registrant does not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Item 1.	Business.

Mewbourne Energy Partners 07-A, L.P. (the “Registrant” or the “Partnership”) is a limited partnership that was organized under the laws of the State of Delaware on March 1, 2007. In accordance with the laws of the State of Delaware, Mewbourne Development Corporation (“MD”), a Delaware corporation, has been appointed as the Registrant’s managing general partner. MD has no equity interest in the Registrant.

Limited and general partner interests in the Registrant were offered at $5,000 each to accredited investors in a private placement pursuant to Section 4(2) of the Securities Act of 1933 and Regulation D promulgated thereunder, with a maximum offering amount of $70,000,000 (14,000 interests). On August 13, 2007, the offering of limited and general partnership interests in the Registrant was closed, with interests aggregating $70,000,000 originally being sold to accredited investors of which $65,710,000 were sold to accredited investors as general partner interests and $4,290,000 were sold to accredited investors as limited partner interests.

The Registrant engages primarily in oil and gas development and production under a drilling program (the “Program”) and is not involved in any other industry segment. The Program is governed by a Drilling Program Agreement between the Registrant, MD and Mewbourne Oil Company (“MOC”), a wholly owned subsidiary of Mewbourne Holdings, Inc., which is also the parent of MD. See the financial statements in Item 13 of this Registration Statement for a summary of the Registrant’s revenue, income and identifiable assets.

The sale of crude oil and natural gas produced by the Registrant will be affected by a number of factors that are beyond the Registrant’s control. These factors include the price of crude oil and natural gas, the fluctuating supply of and demand for these products, competitive fuels, refining, transportation, extensive federal and state regulations governing the production and sale of crude oil and natural gas, and other competitive conditions. It is impossible to predict with any certainty the future effect of these factors on the Registrant.

While the Registrant does not have long-term contracts with purchasers of its crude oil or natural gas, MOC does have forward-sale contracts pursuant to which the Registrant’s natural gas may be sold. Natural gas may also be sold to local distribution companies, gas marketers and end users on the spot market. The spot market reflects immediate sales of natural gas without long-term contractual commitments. The future market condition for natural gas cannot be predicted with any certainty, and the Registrant may experience delays in marketing natural gas production and fluctuations in natural gas prices. The market for crude oil is such that the Registrant anticipates it will be able to sell all the crude oil it can produce.

Many aspects of the Registrant’s activities are highly competitive including, but not limited to, the acquisition of suitable drilling prospects and the procurement of drilling and related oil field equipment, and are subject to governmental regulation, both at Federal and state levels. The Registrant’s ability to compete depends on its financial resources and on the managing general partner’s staff and facilities, none of which are significant in comparison with those of the oil and gas exploration, development and production industry as a whole. Federal and state regulation of oil and gas operations generally includes drilling and spacing of wells on producing acreage, the imposition of maximum allowable production rates, the taxation of income and other items, and the protection of the environment.

The Registrant does not have any employees of its own. MD is responsible for all management functions. MOC has been appointed Program Manager and is responsible for activities in accordance with the Drilling Program Agreement. At March 31, 2008, MOC employed 183 persons, many of whom dedicate a part of their time to the conduct of the Registrant’s business.

The production of oil and gas is not considered subject to seasonal factors although the price received by the Registrant for natural gas sales will generally tend to increase during the winter months. Order backlog is not pertinent to the Registrant’s business.

Item 2.	Financial Information.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

General

The Registrant was organized as a Delaware limited partnership on March 1, 2007. The offering of limited and general partner interests began May 1, 2007 and concluded August 13, 2007, with total investor partner contributions of $70,000,000.

The Registrant was formed to engage primarily in the business of drilling development wells, to produce and market crude oil and natural gas produced from such properties, to distribute any net proceeds from operations to the general and limited partners and to the extent necessary, acquire leases which contain drilling prospects. The economic life of the Registrant depends on the period over which the Registrant’s oil and gas reserves are economically recoverable.

Results of Operations

For the period from March 1, 2007 (date of inception) through December 31, 2007

2007
Oil and gas sales	$1,715,231
Barrels produced	3,962
Mcf produced	188,534
Average price/bbl	$90.03
Average price/mcf	$7.21

Because the Registrant was formed during 2007, no trend analysis based on yearly changes in liquidity, capital resources or results of operations is available.

Revenues and other income for the period from March 1, 2007 (date of inception) through December 31, 2007 totaled $2,960,984, and consisted of oil and gas sales in the amount of $1,715,231, and interest income in the amount of $1,245,753. Gas production volume during the year ended December 31, 2007 amounted to approximately 188,534 Mcf of gas at a corresponding average realized price of $7.21 per Mcf of gas. Oil production volume during the year ended December 31, 2007 amounted to approximately 3,962 Bbls of oil at a corresponding average realized price of $90.03 per Bbl of oil. Expenses totaling $740,743, consisted primarily of depreciation, depletion and amortization of $578,512. Lease operating expenses totaled $37,681. Production taxes were $119,158. Administrative and general expenses were $4,833. Asset retirement obligation accretion expenses were $559. At December 31, 2007, 26 wells had been drilled and were productive. The Registrant’s oil and gas revenues should increase during 2008 as additional wells are completed and oil and gas production is sold. Interest income should decrease in 2008 as the remaining wells are drilled and the available cash is utilized for equipping of such wells. The Registrant expects that drilling and completion costs will decrease during 2008 and that lease operating cost and depletion provisions will increase.

Liquidity and Capital Resources

Cash and cash equivalents were $42,951,823 at December 31, 2007. Approximately $23,262,777 of the initial partners’ capital of $70,000,000 was used for drilling and completion and prepaid well costs and $5,950,000 was utilized for sale commissions and marketing fees. Capital requirements in the future are expected to be paid with remaining cash on hand. Management of MD believes that funds are sufficient to complete the wells for which funds have been committed. Management of MD expects these wells to be drilled in 2008. Under certain circumstances, as provided in the Registrant’s Partnership Agreement, the Registrant may use revenues and/or borrow monies, either through a financial institution or through an affiliate of MD, to fund additional capital requirements. Revenues which, in the sole judgment of the managing general partner, are not required to meet the Registrant’s obligations will be distributed to the partners at least quarterly in accordance with the Registrant’s Partnership Agreement.

Critical Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant estimates inherent in the Registrant’s financial statements include the estimate of oil and gas reserves and future abandonment costs. Changes in oil and gas prices, changes in production estimates and the success or failure of future development activities could have a significant effect on reserve estimates. The reserve estimates directly impact the computation of depreciation, depletion and amortization, asset retirement obligation, and the ceiling test for the Registrant’s oil and gas properties.

The Registrant follows the full-cost method of accounting for its oil and gas activities. Under the full-cost method, all productive and non-productive costs incurred in the acquisition, exploration and development of oil and gas properties are capitalized. Depreciation, depletion and amortization of oil and gas properties subject to amortization is computed on the units-of-production method based on the proved reserves underlying the oil and gas properties. Oil and gas properties are subject to a quarterly ceiling test that limits such costs to the aggregate of the present value of future net cash flows of proved reserves and the lower of cost or fair value of unproved properties. The present value of future net cash flows has been prepared assuming year-end selling prices, year-end development and production costs and a 10 percent annual discount rate.

All financing activities of the Registrant are reported in the financial statements. The Registrant does not engage in any off-balance sheet financing arrangements. Additionally, the Registrant has no contractual obligations but has a financial obligation to plug and abandon non-producing properties as discussed below.

Asset Retirement Obligations

In accordance with FAS 143, the Partnership has recognized an estimated liability for future plugging and abandonment costs. The estimated liability is based on historical experience and estimated well life. The liability is discounted using the credit-adjusted risk-free rate. Revisions to the liability could occur due to changes in well plugging and abandonment costs or well useful lives, or if federal or state regulators enact new well restoration requirements. The Partnership recognizes accretion expense in connection with the discounted liability over the remaining life of the well.

A reconciliation of the Partnership’s liability for well plugging and abandonment costs for the year ended December 31, 2007 is as follows:

2007
Balance, beginning of period	$—
Liabilities incurred	55,599
Accretion expense	559

Balance, end of period	$56,158

Organization and Related Party Transactions

The Partnership was organized on March 1, 2007. In accordance with the laws of the State of Delaware, MD, a Delaware corporation, has been appointed as the Registrant’s managing general partner. MD has no equity interest in the Registrant. MOC is operator of oil and gas properties owned by the Partnership. Mewbourne Holdings, Inc. is the parent of both MD and MOC. Substantially all transactions are with MD and MOC.

In the ordinary course of business, MOC will incur certain costs that will be passed on to well owners of the well for which the costs were incurred. The Partnership will receive its portion of these costs based upon its ownership in each well incurring the costs. These costs are referred to as operator charges and are standard and customary in the oil and gas industry. Operator charges include recovery of gas marketing costs, fixed rate overhead, supervision, pumping, and equipment furnished by the operator. Reimbursement to MOC for operator charges totaled $345,936 for the year ended December 31, 2007. Operator charges are billed in accordance with the Program and Partnership Agreement.

In consideration for services rendered by MD in managing the business of the Partnership, the Partnership during each of the initial three years of the Partnership will pay to MD a management fee in the amount equal to 7/10’s of 1% of the subscriptions by the investor partners to the Partnership. Management fees can only be paid out of funds available for distributions. Since there were not sufficient funds available for distribution, management fees were not allocated to the Partnership for the year ended December 31, 2007.

In general, during any particular calendar year, the total amount of administrative expenses allocated to the Partnership by MOC shall not exceed the greater of (a) 3.5% of the Partnership’s gross revenue from the sale of oil and natural gas production during each year (calculated without any deduction for operating costs or other costs and expenses) or (b) the sum of $50,000 plus 0.25% of the capital contributions of limited and general partners. Administrative expenses can only be paid out of funds available for distributions. Under this arrangement, $1,195 was allocated to the Partnership during the year ended December 31, 2007.

The Partnership participates in oil and gas activities through a Drilling Program Agreement (the “Program”). The Partnership and MD are parties to the Program Agreement. The costs and revenues of the Program are allocated to MD and the Partnership as follows:

	Partnership	MD
Revenues:
Proceeds from disposition of depreciable and depletable properties	70%	30%
All other revenues	70%	30%

Costs and expenses:
Organization and offering costs (1)	0%	100%
Lease acquisition costs (1)	0%	100%
Tangible and intangible drilling costs (1)	100%	0%
Operating costs, reporting and legal expenses, general and administrative expenses and all other costs	70%	30%

(1)	As noted above, pursuant to the Program, MD must contribute 100% of organization and offering costs and lease acquisition costs which should approximate 20% of total capital costs. To the extent that organization and offering costs and lease acquisition costs are less than 20% of total capital costs, MD is responsible for tangible drilling costs until its share of the program’s total capital costs reaches approximately 20%.

The Partnership’s financial statements reflect its respective proportionate interest in the Program.

Item 3.	Properties.

The Registrant’s properties consist primarily of interests in properties on which oil and gas wells are located, both producing and in progress. Such property interests are often subject to landowner royalties, overriding royalties and other oil and gas leasehold interests.

Fractional working interests in developmental oil and gas prospects located primarily in the Anadarko Basin of Western Oklahoma, the Texas Panhandle, and the Permian Basin of New Mexico and West Texas, were acquired by the Registrant, resulting in the Registrant’s participation in the drilling of oil and gas wells. At December 31, 2007, 26 wells had been drilled and were productive. The following table summarizes the Registrant’s drilling activity for the year ended December 31, 2007:

	2007
	Gross	Net
Development Wells
Oil and natural gas wells	26	5.306
Non-productive wells	2	0.470

Item 4.	Security Ownership of Certain Beneficial Owners and Management.

Beneficial owners of more than five percent

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Owner	Percent of Class
None	None	N/A	N/A

Security ownership of management

The Registrant does not have any officers or directors. The managing general partner of the Registrant, MD, has the exclusive right and full authority to manage, control and administer the Registrant’s business. Under the Registrant’s Partnership Agreement, limited and general partners holding a majority of the outstanding limited and general partnership interests have the right to take certain actions, including the removal of the managing general partner. The Registrant is not aware of any current arrangement or activity that may lead to such removal.

Item 5.	Directors and Executive Officers.

The Registrant does not have any officers or directors. Under the Registrant’s Partnership Agreement, the Registrant’s managing general partner, MD, is granted the exclusive right and full authority to manage, control and administer the Registrant’s business. MD is a wholly owned subsidiary of Mewbourne Holdings, Inc.

Set forth below are the names, ages and positions of the directors and executive officers of MD, the Registrant’s managing general partner. Directors of MD are elected to serve until the next annual meeting of stockholders or until their successors are elected and qualified.

Name	Age as of December 31, 2007	Position
Curtis W. Mewbourne	72	President and Director

J. Roe Buckley	45	Vice President and Chief Financial Officer

Alan Clark	55	Treasurer and Controller

Michael F. Shepard	61	Secretary and General Counsel

Dorothy M. Cuenod	47	Assistant Secretary and Director

Ruth M. Buckley	46	Assistant Secretary and Director

Julie M. Greene	44	Assistant Secretary and Director

Curtis W. Mewbourne, age 72, formed Mewbourne Holdings, Inc. in 1965 and serves as Chairman of the Board and President of Mewbourne Holdings, Inc., MD and MOC. He has operated as an independent oil and gas producer for the past 43 years. Mr. Mewbourne received a Bachelor of Science Degree in Petroleum Engineering from the University of Oklahoma in 1957. Mr. Mewbourne is the father of Dorothy M. Cuenod, Ruth M. Buckley, and Julie M. Greene and the father-in-law of J. Roe Buckley.

J. Roe Buckley, age 45, joined Mewbourne Holdings, Inc. in July, 1990 and serves as Vice President and Chief Financial Officer of both MD and MOC. Mr. Buckley was employed by Mbank Dallas from 1985 to 1990 where he served as a commercial loan officer. He received a Bachelor of Arts in Economics from Sewanee in 1984. Mr. Buckley is the son-in-law of Curtis W. Mewbourne and is married to Ruth M. Buckley. He is also the brother-in-law of Dorothy M. Cuenod and Julie M. Greene.

Alan Clark, age 55, joined MOC in 1979 and serves as Treasurer and Controller of both MD and MOC. Prior to joining MOC, Mr. Clark was employed by Texas Oil and Gas Corporation as Assistant Supervisor of joint interest accounting from 1976 to 1979. Mr. Clark has served in several accounting/finance positions with MOC prior to his current assignment. Mr. Clark received a Bachelor of Business Administration from the University of Texas at Arlington.

Michael F. Shepard, age 61, joined MOC in 1986 and serves as Secretary and General Counsel of MD. He has practiced law exclusively in the oil and gas industry since 1979 and formerly was counsel with Parker Drilling Company and its Perry Gas subsidiary for seven years. Mr. Shepard holds the Juris Doctor degree from the University of Tulsa where he received the National Energy Law and Policy Institute award as the outstanding graduate in the Energy Law curriculum. He received a B.A. degree, magna cum laude, from the University of Massachusetts in 1976. Mr. Shepard is a member of the bar in Texas and Oklahoma.

Dorothy M. Cuenod, age 47, received a B.A. degree in Art History from The University of Texas and a Masters of Business Administration Degree from Southern Methodist University. Since 1984 she has served as a Director and Assistant Secretary of both MD and MOC. Ms. Cuenod is the daughter of Curtis W. Mewbourne and is the sister of Ruth M. Buckley and Julie M. Greene. She is also the sister-in-law of J. Roe Buckley.

Ruth M. Buckley, age 46, received a Bachelor of Science Degree in both Engineering and Geology from Vanderbilt University. Since 1987 she has served as a Director and Assistant Secretary of both MD and MOC. Ms. Buckley is the daughter of Curtis W. Mewbourne and is the sister of Dorothy M. Cuenod and Julie M. Greene. She is also the wife of J. Roe Buckley.

Julie M. Greene, age 44, received a B.A. degree in Business Administration from The University of Oklahoma. Since 1988 she has served as a Director and Assistant Secretary of both MD and MOC. Prior to that time she was employed by Rauscher, Pierce, Refsnes, Inc. Ms. Greene is the daughter of Curtis W. Mewbourne and is the sister of Dorothy M. Cuenod and Ruth M. Buckley. She is also the sister-in-law of J. Roe Buckley.

Item 6.	Executive Compensation.

The Registrant does not have any officers or directors. Management of the Registrant is vested in the managing general partner. None of the officers or directors of MD or MOC will receive remuneration directly from the Registrant, but will continue to be compensated by their present employers. The Registrant will reimburse MD and MOC and affiliates thereof for certain costs of overhead falling within the definition of Administrative Costs, including without limitation, salaries of the officers and employees of MD and MOC; provided that no portion of the salaries of the directors or of the executive officer of MOC or MD may be reimbursed as Administrative Costs.

Item 7.	Certain Relationships and Related Transactions.

Pursuant to the Registrant’s Partnership Agreement, the Registrant had the following related party transactions with MD and its affiliates during the year ended December 31, 2007:

2007
Administrative and general expense, management fees and payment of well charges and supervision charges in accordance with standard industry operating agreements	$347,131

The Registrant participates in oil and gas activities through the Program. Pursuant to the Program, MD pays approximately 20% of the Program’s capital expenditures and approximately 30% of its operating and general and administrative expenses. The Registrant pays the remainder of the costs and expenses of the Program. In return, MD is allocated approximately 30% of the Program’s revenues.

Please also see “Item 2. Financial Information—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Organization and Related Party Transactions,” which is incorporated herein by reference.

Item 8.	Legal Proceedings.

The Registrant is not aware of any pending legal proceedings to which it is a party.

Item 9.	Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters.

At March 31, 2008, the Registrant had 14,000 outstanding limited and general partnership interests held of record by 1,778 subscribers, 1,664 of which subscribed to general partner interests and 114 of which subscribed to limited partner interests. None of the partnership interests may be sold pursuant to Rule 144 under the Securities Act of 1933. There is no established public or organized trading market for the limited and general partner interests.

Approximately $23,262,777 of the initial partners’ capital of $70,000,000 was used for drilling and completion and prepaid well costs and $5,950,000 was utilized for sale commissions and marketing fees.

Revenues which, in the sole judgment of the managing general partner, are not required to meet the Registrant’s obligations will be distributed to the partners at least quarterly in accordance with the Registrant’s Partnership Agreement. No distributions have been made to limited and general partners for the year ended December 31, 2007.

Item 10.	Recent Sales of Unregistered Securities.

In connection with the formation of the Partnership, the organizational partner contributed $100 to the Partnership’s capital. The remaining partnership interests in the Registrant were offered at $5,000 each to accredited investors in a private placement pursuant to Section 4(2) of the Securities Act of 1933 and Regulation D promulgated thereunder, with a maximum offering amount of $70,000,000 (14,000 interests). Mewbourne Securities, Inc., an affiliate of MD, served as the dealer manager for the private placement. An amount equal to 8.5% of the proceeds realized from the sale of interests to investors was not received by the Registrant and was deducted to pay sales commissions and marketing fees. The remainder of the proceeds has been or will be used for drilling and completion and prepaid well costs. On August 13, 2007, the offering of limited and general partnership interests in the Registrant was closed, with interests aggregating $70,000,000 originally being sold to accredited investors of which $65,710,000 were sold to accredited investors as general partner interests and $4,290,000 were sold to accredited investors as limited partner interests.

Item 11.	Description of Registrant’s Securities to be Registered.

The following is a summary of the provisions of the Partnership Agreement and the Drilling Program Agreement. This summary is qualified in all respects by reference to the full text of the Partnership Agreement, which appears as Exhibit 4.1 hereto; and the Drilling Program Agreement, which appears as Exhibit 10.1 hereto.

Term

The Partnership is organized under the Delaware Revised Uniform Limited Partnership Act. The Program is a partnership for income tax purposes only and, for all other purposes, is intended to be an agreement among MOC, as Program Manager, MD, the managing partner, and the Partnership as joint owners or tenants-in-common of undivided working interests in the Program’s oil and gas properties. The Partnership and the Program will continue until terminated as provided for in the Partnership Agreement and the Drilling Program Agreement. See “—Dissolution, Liquidation and Termination” below.

Rights and Powers of Partners

General and Limited Partners. Under the terms of the Partnership Agreement, general and limited partners will have the following rights and powers with respect to the Partnership:

(a)	to share all charges, credits, and distributions in accordance with the Partnership Agreement and share all charges, credits, and distributions of the Program through the Partnership,

(b)	to inspect at their expense books and records relating to the activities of the Partnership through the Program, upon adequate notice and at all reasonable times, other than geophysical, geological and other similar data and information and studies, maps, evaluations, and reports derived therefrom which for a reasonable period of time may be kept confidential because the managing partner has agreed to keep such matters confidential or has determined in good faith that such matters should be kept confidential considering the interests of the Partnership and each of its partners,

(c)	to have on demand true and full information of all activities of the Partnership, through the Program, and a formal account of affairs whenever circumstances render it just and reasonable,

(d)	to have dissolution and winding up of the Partnership by decree of court as provided under Delaware law,

(e)	to reconstitute the Partnership with a new managing partner upon the withdrawal or retirement of the managing partner from the Partnership, directly or as a result of a bankruptcy, dissolution, or similar event that would dissolve the Partnership, which causes the dissolution of the Partnership upon the election of a majority in interest of the general and limited partners,

(f)	to terminate any contract between the Partnership and the managing partner or any affiliate of the managing partner by a vote or written consent of a majority in interest of the general and limited partners, without penalty upon 60 days’ written notice,

(g)	to approve the sale of all or substantially all of the assets of the Partnership, except upon liquidation of the Partnership, by the affirmative vote of a majority in interest of the general and limited partners, except in connection with a roll-up transaction which requires the affirmative vote of at least 66% in interest of the general and limited partners,

(h)	to dissolve the Partnership at any time upon the election of a majority in interest of the general and limited partners,

(i)	to permit the assignment by the Partnership or the managing partner of their obligations under the Drilling Program Agreement, if such permission is required under the Drilling Program Agreement, by the affirmative vote of a majority in interest of the general and limited partners,

(j)	to agree to the termination or amendment, except for certain conformatory amendments and amendments necessary to conform to the Internal Revenue Code or that do not adversely affect the general and limited partners, of the Drilling Program Agreement or the waiver of any rights of the Partnership under the Drilling Program Agreement by the affirmative vote of a majority in interest of the general and limited partners,

(k)	to remove the managing partner and substitute a new managing partner to operate and carry on the business of the Partnership or, to remove the Program Manager and substitute a successor to act in such capacity by the affirmative vote of a majority in interest of the general and limited partners, and

(l)	to propose and vote on certain matters affecting the Partnership as provided in the Partnership Agreement.

Limited Partners. Limited partners of the Partnership will take no part in the control of the business or affairs of the Partnership or the Program and will have no voice in the management or operations of the Partnership or Program. This lack of management and control is necessary to insulate the limited partners from liability in excess of their investment in the Partnership and their share of undistributed profits from the Partnership. Notwithstanding the foregoing, limited partners shall:

•	have the rights described in paragraphs (a) through (l) under the caption “general and limited partners” above, and

•

have their liability for operations of the Partnership and the Program limited to the amount of their capital contributions and to their shares of Partnership capital and undistributed net revenues of the Partnership, if any; provided, however, that under Delaware law the limited partners may under certain circumstances be required to repay the Partnership amounts previously distributed to them by the Partnership if the Partnership does not have sufficient other assets to satisfy the claims of creditors.

General Partners. The general partners will delegate to the managing partner the responsibility for the day-to-day operations of the Partnership. In addition, the general partners will covenant not to exercise the following rights granted to them under Delaware law:

•	the right to withdraw from the Partnership,

•	the right to act as agent of the Partnership or to execute documents on behalf of the Partnership, and

•

the right to act other than together with other general partners constituting a majority in interest of the general and limited partners to cause the managing partner on behalf of the Partnership to convey Partnership property or take any other action binding on the Partnership.

A general partner who violates such covenants is obligated to indemnify the Partnership and the other partners for any loss or liability caused by such violation. Furthermore, in the event of a dissolution caused by a withdrawing general partner, upon reconstitution of the Partnership, the withdrawing general partner shall remain subject as a general partner to any liabilities or obligations of the Partnership arising prior to such withdrawal. Upon withdrawal from the Partnership, a general partner is entitled to continue to receive any distributions to which he is otherwise entitled under the Partnership Agreement for the period prior to his withdrawal;

however, such general partner shall not be entitled to receive the fair value of his interest in the Partnership as of the date of such withdrawal based upon his right to share in distributions from the Partnership, and neither the Partnership nor the managing partner has any obligation to repurchase any interest in the Partnership from the withdrawing general partner. The withdrawing general partner will no longer be entitled to receive any distributions nor shall such general partner have any rights as an investor partner under the Partnership Agreement. The sharing ratios will be recalculated among the general and limited partners without regard to the withdrawing general partner’s capital contribution. See “—Reconstitution of the Partnership” below.

Rights and Powers of the Managing Partner

The managing partner has full and exclusive power, except as limited by the Partnership Agreement and applicable law, to manage, control, administer, and operate the properties, business, and affairs of the Partnership. The managing partner has the authority to enter into the Drilling Program Agreement on behalf of the Partnership. Under the Drilling Program Agreement, MOC as Program Manager will have the power and authority to act on behalf of the Partnership with respect to the management, control, and administration of the business and affairs of the Program and the properties subject to the Drilling Program Agreement.

Under the Partnership Agreement, the managing partner is required to devote only such time and effort to the business of the Partnership as may be necessary to promote adequately the interests of the Partnership and the mutual interests of the partners. The managing partner is permitted to engage in any other business ventures, including the ownership and management of oil and gas properties and the organization and management of other drilling programs.

Indemnification of the Managing Partner and its Affiliates

The Partnership Agreement provides that neither the managing partner nor any of its affiliates shall be liable to the Partnership or the general and limited partners for any loss suffered by the Partnership which arises out of any action or inaction performed or omitted by the managing partner or such affiliate, if the managing partner in good faith has determined, as of the time of the conduct or omission, that the course of conduct or omission was in the best interest of the Partnership, the managing partner or such affiliate was acting on behalf of or performing services for the Partnership, and that such conduct or omission did not constitute negligence or misconduct. The Program Manager and its affiliates, under the Drilling Program Agreement, have similar liability.

The Partnership Agreement also provides that the managing partner and its affiliates shall be indemnified by the Partnership, only from the tangible net assets of the Partnership and not from other assets of the partners, from and against all losses, judgments, liabilities, expenses, and settlements sustained by them in connection with acts performed or omitted by the managing partner or affiliates acting on behalf of or performing services for the Partnership or the Program; provided that, unless otherwise ordered by a court, the managing partner has determined in good faith, as of time of the conduct or omission, that the course of conduct or omission was in the best interests of the Partnership and that the conduct or omission did not constitute negligence or misconduct. The Partnership is authorized to purchase insurance against liabilities asserted against and expenses incurred by such persons in connection with the Partnership’s activities, provided that the Partnership will not bear the cost of that portion of any insurance, other than insurance customary for the Partnership’s business, which insures the managing partner for any liability for which the managing partner may not be indemnified as discussed above. The Program Manager has similar rights with respect to insurance, and the Program Manager and its affiliates are entitled to similar indemnification under the Drilling Program Agreement.

The Partnership Agreement further limits indemnification of the managing partner by providing that the managing partner, its affiliates and any person acting as a broker-dealer will not be indemnified for any losses, liabilities or expenses arising from or out of a violation of federal or state securities laws unless:

•

there has been a successful adjudication on the merits of each count involving alleged securities law violations as to the particular indemnitee and the court approves indemnification of the litigation costs,

•	such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction as to the particular indemnitee and the court approves indemnification of the litigation costs, or

•	a court of competent jurisdiction approves a settlement of the claims against a particular indemnitee and finds that indemnification of the settlement and related costs should be made.

Insofar as indemnification for liabilities under the Securities Act of 1933 may be permitted to the managing partner by the Partnership Agreement, the Partnership has been advised that in the opinion of the Securities and Exchange Commission and certain state securities authorities such indemnification is against public policy as expressed in the Securities Act of 1933, and is therefore unenforceable.

Right of Presentment

Each investor partner in the Partnership may request that the managing partner purchase for cash all, but not less than all, of that investor partner’s interests subject to certain limitations. The managing partner may also cause its affiliate to fulfill its obligation to purchase such investor’s interests. Unless extended by the managing partner, partners may make such request in each of the years 2011 through 2016. If the interests are subsequently listed on a national securities exchange or are traded through the National Association of Securities Dealer’s Automated Quotation System or in the over-the-counter market, the right of presentment may be terminated at the option of the managing partner. Any such listing could have an adverse effect on the tax consequences of an investment in interests. If the obligation of the managing partner or its purchaser designee to purchase interests from general and limited partners is determined to violate any existing or future laws, such obligation will be eliminated or modified appropriately.

Assignability of Interests

Assignability of interests is limited. Except as required by law or in unusual circumstances when consented to by the managing partner, an investor partner in the Partnership may not assign less than its whole interest to any person unless such assignment is to the Partnership, the managing partner, an affiliate of the managing partner, or a third person specified by the managing partner, and an investor partner must retain at least a whole interest in the event fewer than all of his interests are assigned to any person other than the Partnership, the managing partner, an affiliate of the managing partner, or a third person specified by the managing partner. In addition, the interests are subject to restrictions on transferability and resale under applicable securities laws and may not be transferred or resold except as permitted under applicable securities laws. Interests may only be assigned to a person otherwise qualified to become a substituted general partner or a limited partner, as the case may be. In no event may any assignment be made which, in the opinion of counsel to the Partnership, would result in the Partnership being considered to have been terminated for purposes of Section 708 of the Internal Revenue Code or might result in a change in the status of the Partnership to a “publicly traded partnership” within the meaning of Section 7704 of the Internal Revenue Code, unless the managing partner consents to such an assignment, or which, in the opinion of counsel to the Partnership, may not be effected without registration under the Securities Act of 1933 or would result in the violation of any applicable state securities laws. The Partnership will not be required to recognize any assignment until the instrument of assignment has been delivered to the managing partner. In the case of a mere assignee of interests, the transferring general partner or limited partner retains all rights other than the right to receive distributions as a general partner or limited partner. However, an assignee of interests may become a substituted general partner or limited partner, as the case may be, and thus be entitled to all of the rights of a general partner or limited partner, only upon meeting certain conditions, including:

•

obtaining the consent of the assignor and the consent of the managing partner to such substitution, which consent may only be withheld to the extent legally necessary (as set forth in an opinion of counsel) to preserve the tax status of the Partnership or the classification of Partnership income for tax purposes,

•	paying all costs and expenses incurred in connection with such substitution,

•	making certain representations to the managing partner, and

•	executing appropriate documents to evidence its agreement to be bound by all of the terms and provisions of the Partnership Agreement.

The Partnership will amend its records at least once each calendar quarter to effect the substitution of substituted partners. In the case of assignments, where the assignee does not become a substituted partner, the Partnership shall recognize the assignment not later than the last day of the calendar month following receipt of notice of assignment and required documentation. The restrictions on transfer contained in the Partnership Agreement of the Partnership may have the effect of reducing interest in the Partnership as a potential acquisition target or encouraging persons considering an acquisition or takeover of the Partnership to negotiate with the Partnership’s managing partner rather than pursue non-negotiated acquisition or takeover attempts, although no assurance can be given that they will have that effect.

The rights and obligations of the managing partner in the Partnership may not be assigned except in limited circumstances set forth in the Partnership Agreement, including without limitation assignments to affiliates of the managing partner that agree to assume a proportionate share of the obligations of the assigning managing partner, dispositions arising out of the merger, consolidation, reorganization, or similar transaction of the managing partner, and any pledge by the managing partner. The rights and obligations of the managing partner and its affiliates with respect to the Program under the Drilling Program Agreement may be assigned to affiliates and successors in interest by reason of merger, consolidation, reorganization, or similar transaction, without the consent of a majority in interest of the general and limited partners of the Partnership, subject to limitations set forth in the Drilling Program Agreement, and the managing partner and its affiliates will have the right at any time to mortgage or pledge its interest in properties of the Program.

Removal or Withdrawal

A majority in interest of the general and limited partners shall have the right to remove the managing partner and to elect and substitute a new managing partner. In such event, the removed managing partner shall be required to offer to sell a minimum of 20% of, and shall have the right to offer to sell the remaining 80% of, such managing partner’s interest, if any, in the Partnership to the new managing partner at a price and method of payment mutually agreeable to the removed managing partner and the new managing partner. Although the managing partner does not currently hold an equity interest in the Partnership, it may acquire such interest in the future. If the new managing partner and the removed managing partner are unable to agree within ten days on the purchase price of such interest, the new managing partner and the removed managing partner shall select a mutually agreeable independent expert to determine such purchase price. The method of payment for the removed managing partner’s interest must be fair and must protect the solvency and liquidity of the Partnership. In addition, a majority in interest of the general and limited partners shall have the right to remove MOC as the Program Manager.

In the event the managing partner withdraws or retires from the Partnership and such withdrawal or retirement causes dissolution of the Partnership, a majority in interest of the general and limited partners shall be entitled to reconstitute the Partnership and elect and substitute a new managing partner. Such new managing partner shall be entitled to acquire the Partnership interest of the retiring managing partner on the same basis and in the same manner as set forth above. The managing partner may not voluntarily withdraw from the Partnership prior to the later to occur of:

•	the completion of the Partnership’s primary drilling activities under the Program, and

•	the fifth anniversary of the date that general and limited partners were admitted to the Partnership.

In order to exercise its right of withdrawal, the managing partner must give the general and limited partners at least 120 days’ advance written notice.

Dissolution, Liquidation and Termination

The Partnership shall be dissolved upon:

•	the occurrence of December 31, 2057,

•	the vote or consent in writing of a majority in interest of the general and limited partners at any time,

•	the sale, disposition, or termination of all or substantially all of the oil and gas leases then owned by the Partnership,

•

the withdrawal, bankruptcy, insolvency, or dissolution in certain circumstances of the managing partner, the occurrence of any other event which would permit a trustee or receiver to acquire control of the property or affairs of the managing partner or any other event of withdrawal from the Partnership by the managing partner as provided for by law; provided that neither the dissolution of the managing partner as a consequence of merger, consolidation, recapitalization, or other corporate reorganization effected under the Partnership Agreement shall cause dissolution of the Partnership,

•	the adjudication of insolvency or bankruptcy of the Partnership, or an assignment by the Partnership for the benefit of creditors,

•	the withdrawal or retirement of the managing partner, or

•	the occurrence of any other event which, under applicable law, causes the dissolution of the Partnership.

If dissolution of the Partnership occurs due to the withdrawal or bankruptcy of a general partner, the Partnership shall not be terminated but shall automatically be reconstituted. Upon dissolution of the Partnership for any reason other than bankruptcy or withdrawal of a general partner, unless it is reconstituted as provided under “—Rights and Powers of Partners” above, the managing partner or a liquidator appointed by the managing partner shall wind up the affairs of the Partnership and make final distribution of its assets. In the event the managing partner is unable to serve as liquidator, the liquidator shall be appointed by a majority in interest of the general and limited partners.

After making a proper accounting and paying or making provision for the payment of existing and contingent liabilities, the liquidator of the Partnership shall sell all remaining assets of the Partnership for cash at the best price available therefor and distribute the proceeds of such sales to the partners. In the case of a sale in liquidation, the liquidator shall adjust the capital accounts of the partners under the terms of the Partnership Agreement to account for all gain and loss on such sales and shall distribute the proceeds of such sales to the partners in accordance with their respective capital account balances, as so adjusted. Partners in the Partnership will not be obligated to restore any negative balance in their capital accounts after the liquidation of their interests in the Partnership. The distribution of cash or properties to the partners will constitute a complete distribution to the partners of their respective interests in the Partnership and its property.

In the event of a dissolution and liquidation of the Partnership as a result of an exchange or tender offer, the liquidator may assume the sale of all remaining assets of the Partnership for cash at the respective fair market values of such assets and then debit or credit each partner’s capital account with its respective share of the hypothetical gains or losses resulting from such assumed sales in the same manner as such capital account would be debited or credited on the actual sales of such assets. If such exchange or tender offer is conducted through a sale of all or substantially all of the assets of the Partnership or is otherwise binding on the partners, the liquidator shall distribute all securities or other assets received from the sale of the Partnership assets to the partners proportionately based on the partners’ positive capital account balances, as so adjusted. In the event of an exchange offer that is not binding upon all partners, the liquidator shall then exchange for securities offered in the exchange or tender offer Partnership oil and gas properties having a fair market value equal to the sum of the positive balances in the capital accounts, as so adjusted, of the partners who elect to accept the exchange or tender offer. The liquidator shall distribute such securities to such accepting partners on a basis reflecting the partners’ respective positive capital account balances, adjusted as provided above.

Reconstitution of the Partnership

In the event the managing partner of the Partnership withdraws or retires from the Partnership, directly or as a result of a bankruptcy, dissolution, or similar event that would dissolve the Partnership, a majority in interest of general and limited partners, acting at a meeting to be held within 90 days following receipt of written notice of such event from the managing partner, shall be entitled to reconstitute the Partnership and elect and substitute a new managing partner, which may be the retiring managing partner.

In the event a majority in interest but less than all of the general and limited partners in the Partnership elect to reconstitute the Partnership, the partners’ capital accounts shall be adjusted by assuming the sale of all assets of the Partnership for cash at the respective fair market values of such assets as of the date of dissolution of the Partnership and debiting or crediting each partner’s capital account with its respective share of the hypothetical gains or losses resulting from such assumed sales in the same manner as such capital account would be debited or credited on the actual sales of such assets.

The new managing partner shall then sell for cash Partnership oil and gas properties having a fair market value equal to the fair market value of all Partnership oil and gas properties times the ratio of the aggregate of the positive balances in the capital accounts, as so adjusted, of the general and limited partners that have not elected to reconstitute the Partnership and the retiring managing partner, to the extent the retiring managing partner’s aggregate partnership interest was not purchased by the new managing partner, to the positive balances of all partners. The new managing partner shall then distribute such cash to the general and limited partners that have elected not to reconstitute the Partnership and to the managing partner, to such extent, in proportion to the positive balances of their respective capital accounts.

The new managing partner, on behalf of the partners that have elected not to form the reconstituted Partnership, shall retain for the benefit of the reconstituted Partnership an undivided interest in all oil and gas properties of the Partnership remaining after the distributions provided for above.

Each general partner of the Partnership will covenant not to cause a dissolution of the Partnership by voluntary withdrawal or other voluntary act. In the event of such a dissolution, however, upon reconstitution of the Partnership, the withdrawing general partner shall remain subject as a general partner with respect to any liabilities or obligations of the Partnership arising prior to such withdrawal. Upon withdrawal from the Partnership, a general partner is entitled to continue to receive any distributions to which he is otherwise entitled under the Partnership Agreement for the period prior to his withdrawal; however, such general partner shall not be entitled to receive the fair value of his interest in the Partnership as of the date of such withdrawal based upon his right to share in distributions from the Partnership, and neither the Partnership nor the managing partner has any obligation to repurchase any interest in the Partnership from the withdrawing general partner. The withdrawing general partner will not be entitled to receive any distributions for the period subsequent to his withdrawal nor shall such general partner have any rights as an investor partner under the Partnership Agreement. The sharing ratios will be recalculated among the general and limited partners without regard to the withdrawing general partner’s capital contribution. If the Partnership is reconstituted due to the bankruptcy of a general partner, the trustee, receiver, or other successor in interest of the bankrupt general partner shall become liable for all of the debts and obligations of the bankrupt general partner.

Amendments

A majority in interest of the general and limited partners of the Partnership may require the amendment of the Partnership Agreement without the consent of the managing partner, except that any amendment which would increase the liability or duties of any partner, change the contributions required of a partner, provide for the reallocation of profits, losses, or deductions to the detriment of a partner, establish any new priority in one or more partners as to the return of capital contributions or as to profits, losses, deductions, or distributions to the detriment of a partner or cause the Partnership to be taxed as a corporation, must be approved by such partner before it will be binding upon him. Minor and conformatory amendments and amendments that do not adversely affect the general and limited partners in any material respect may be made by the managing partner without the consent of the general and limited partners.

Reports to Partners

The managing partner will furnish to the general and limited partners of the Partnership semi-annual and annual reports which will contain financial statements, including a balance sheet and statements of income, partners’ equity and cash flows, all of which shall be prepared in accordance with generally accepted accounting principles, which statements at fiscal year end will be audited by an independent certified public accountant. Financial statements furnished in the Partnership’s semi-annual reports will not be audited. Semi-annually, all general and limited partners will also receive a summary itemization of the transactions between the managing partner or any affiliate of the managing partner and the Partnership showing all items of compensation received by the managing partner and its affiliates, including without limitation the average price paid by any affiliate of the managing partner during the two most recent calendar quarters for oil and gas produced by program wells purchased by such affiliate and the highest average price paid by any other substantial purchaser of comparable oil or gas produced in the field where such program wells are located. Annually beginning with the fiscal year ending December 31, 2008, oil and gas reserve estimates prepared by an independent petroleum engineer will also be furnished to the general and limited partners. Annual reports will be provided to the general and limited partners within 120 days after the close of the Partnership fiscal year, and semi-annual reports will be provided within 75 days after the close of the first six months of the Partnership fiscal year. The notes to the audited financial statements included in the annual reports will summarize the administrative costs reimbursements and operating fees and will disclose the allocation of administrative costs. In addition, the general and limited partners in the Partnership shall receive on a monthly basis while the Partnership is participating in the drilling and completion activities of the Program, reports containing a description of the Partnership’s acquisition of interests in prospects, including farmins and farmouts, and the drilling, completion and abandonment of wells thereon. All general and limited partners will receive a report containing information necessary for the preparation of their federal income tax returns and any required state income tax returns by March 15 of each calendar year or as soon as practicable thereafter. The managing partner will furnish to the general and limited partners information regarding differences between tax basis of accounting and generally accepted accounting principles. General and limited partners in the Partnership will also receive in such monthly reports a summary of the status of wells drilled by the Partnership. The managing partner may provide such other reports and financial statements as it deems necessary or desirable.

Power of Attorney

In signing the subscription agreement, each investor adopted the terms and provisions of the Partnership Agreement for the Partnership, including representations and warranties contained in the Partnership Agreement, and made the power of attorney set forth in Section 10.3 of the Partnership Agreement. Pursuant to the Partnership Agreement, each investor partner of the Partnership appointed the managing partner as his attorney-in-fact, on his behalf and in his name, to execute, swear to and file all documents or instruments necessary or desirable:

•	to comply with the laws of any state in which the Partnership does business,

•	to amend the Partnership Agreement to admit a new or substituted general partner or limited partner or make changes required by amendments thereto adopted by the general and limited partners,

•	to amend the Partnership Agreement to effect the conversion of the general partners to limited partners,

•	to conduct the business and affairs of the Partnership,

•

to reflect the agreement of all of the general and limited partners if the required majority in interest of the general and limited partners has approved any action under the Partnership Agreement and amendments to the Partnership Agreement to implement such action, and

•	to perform other ministerial acts in connection with the Partnership and its operations, all subject to compliance with the Partnership Agreement.

Such appointment shall constitute a power coupled with an interest, shall not be revocable and was effectuated under Section 10.3 of the Partnership Agreement by an investor partner’s execution of the subscription agreement.

Item 12.	Indemnification of Directors and Officers.

The Registrant does not have any officers or directors.

Section 5.4 of the Partnership Agreement provides that neither MD nor any of its affiliates shall have any liability to the Partnership or to any partner thereof for any loss suffered by the Partnership that arises out of any action or inaction performed or omitted by MD or such affiliate, unless the managing partner in good faith has determined that such course of conduct or omission was not intended to further the best interest of the Partnership or that such course of conduct constituted negligence or misconduct on the part of MD or such affiliate. Section 6(f) of the Drilling Program Agreement provides parallel protection from liability to MOC, in its individual capacity as the Program Manager, and affiliates of the Program Manager.

Section 5.5 of the Partnership Agreement and Section 6(f) of the Drilling Program Agreement provide, subject to various conditions, for indemnification of MD and its affiliates, and each permit, subject to certain conditions, for insurance to be purchased and maintained on behalf of MD and its affiliates against any liabilities asserted against or expenses incurred by MD and its affiliates in connection with activities of the Partnership or Program, as the case may be.

Section 17-108 of the Delaware Revised Uniform Limited Partnership Act provides that a Delaware limited partnership may indemnify and hold harmless any partner or other person from and against any and all claims and demands whatsoever.

As permitted by Section 102(b)(7) of the Delaware General Corporation Law, Article 10 of each of MD’s and MOC’s Certification of Incorporation contains a limitation of liability provision under which a director will not be personally liable to MD, MOC or their respective stockholders for monetary damages resulting from breaches of his fiduciary duty of care as a director, subject to certain limitations.

Article 7, Section 7 of each of MD’s and MOC’s By-laws provides that MD or MOC, as the case may be, shall indemnify its officer or director to the fullest extent permitted under the Delaware General Corporation Law. Section 145 thereof permits indemnification of an officer or director upon a determination that such officer or director has met the applicable standard of conduct. Under Section 145, such officer or director is required to have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of MD and, with respect to any criminal action, without reasonable cause to believe his conduct was unlawful.

Section 145 does not authorize indemnification, in actions brought by or in the right of a corporation, against judgments, fines or amounts paid in settlement, nor does it provide for indemnification of expenses incurred in the defense or settlement of claims as to which a director or officer is adjudged to be liable to MD or MOC, as the case may be, unless specifically authorized by the Delaware Court of Chancery or the court in which such action is brought.

The above discussion of the provisions of Section 5.5 of the Partnership Agreement, Section 6(f) of the Drilling Program Agreement, Section 17-108 of the Delaware Act, Sections 102(b)(7) and 145 of the Delaware General Corporation Law, Article 10 of each of MD’s and MOC’s Certificate of Incorporation, and Article 7, Section 7 of each of MD’s and MOC’s By-laws is not intended to be exhaustive and is respectively qualified in its entirety by the applicable provisions of the Partnership Agreement and Drilling Program Agreements, which are included as Exhibits 4.1 and 10.1 hereto and are hereby incorporated herein by reference, the Delaware Act and the Delaware General Corporation Law, Article 10 of each of MD’s and MOC’s Certificate of Incorporation, and Article 7, Section 7 of each of MD’s and MOC’s By-laws.

Item 13.	Financial Statements and Supplementary Data.

The following financial statements are those of the managing general partner, Mewbourne Development Corporation, in which the general and limited partners have no ownership interest.

Report of Independent Registered Public Accounting Firm

To the Partners of Mewbourne Energy Partners 07-A, L.P. and to the Board of Directors of Mewbourne Development Corporation:

We have audited the accompanying balance sheet of Mewbourne Energy Partners 07-A, L.P. as of December 31, 2007 and the related statement of operations, changes in partners’ capital, and cash flows for the period from March 1, 2007 (date of inception) through December 31, 2007. These financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Partnership is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mewbourne Energy Partners 07-A, L.P. at December 31, 2007, and the results of its operations and its cash flows for the period from March 1, 2007 (date of inception) through December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO Seidman, LLP

Dallas, Texas

April 25, 2008

MEWBOURNE ENERGY PARTNERS 07-A, LP

BALANCE SHEET

December 31, 2007

ASSETS

Cash and cash equivalents	$42,951,823
Accounts receivable, affiliate	1,425,301
Accounts receivable, other	200,925

Total current assets	44,578,049

Prepaid well costs	8,959,712

Oil and gas properties at cost – full-cost method	14,358,664
Less accumulated depreciation, depletion and amortization	(578,512)

13,780,152

Total assets	$67,317,913

LIABILITIES AND PARTNERS’ CAPITAL
Accounts payable, affiliate	$991,514

Total current liabilities	991,514

Asset retirement obligation	56,158

Partners’ capital:
General partners	62,208,822
Limited partners	4,061,419

Total partners’ capital	66,270,241

Total liabilities and partners’ capital	$67,317,913

The accompanying notes are an integral part of the financial statements.

MEWBOURNE ENERGY PARTNERS 07-A, LP

STATEMENT OF OPERATIONS

For the period ended March 1, 2007 (date of inception)

through December 31, 2007

Revenues and other income:
Oil sales	$356,652
Gas sales	1,358,579
Interest income	1,245,753

Total revenues and other income	2,960,984

Expenses:
Lease operating expense	37,681
Production taxes	119,158
Administrative and general expense	4,833
Depreciation, depletion, and amortization	578,512
Asset retirement obligation accretion	559

Total expenses	740,743

Net income	$2,220,241

Allocation of net income:
General partners	$2,084,172

Limited partners	$136,069

Basic and diluted net income per limited and general partner interest (70,000 interests outstanding)	$31.72

The accompanying notes are an integral part of the financial statements.

MEWBOURNE ENERGY PARTNERS 07-A, LP

STATEMENT OF CHANGES IN PARTNERS’ CAPITAL

For the period ended March 1, 2007 (date of inception)

through December 31, 2007

	General Partners	Limited Partners	Total
Capital contributions, net of sales commissions and marketing fees of $5,585,350 and $364,650, respectively	$60,124,650	$3,925,350	$64,050,000
Net income	2,084,172	136,069	2,220,241

Balance at December 31, 2007	$62,208,822	$4,061,419	$66,270,241

The accompanying notes are an integral part of the financial statements.

MEWBOURNE ENERGY PARTNERS 07-A, LP

STATEMENT OF CASH FLOWS

For the period ended March 1, 2007 (date of inception)

through December 31, 2007

Cash flows from operating activities:
Net income	$2,220,241
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation, depletion, and amortization	578,512
Asset retirement obligation accretion	559
Changes in operating assets and liabilities:
Accounts receivable, affiliate	(1,425,301)
Accounts receivable, other	(200,925)
Accounts payable, affiliate	991,514

Net cash provided by operating activities	2,164,600

Cash flows from investing activities:
Purchase and development of oil and gas properties	(14,303,065)
Prepaid well costs	(8,959,712)

Net cash used in investing activities	(23,262,777)

Cash flows from financing activities:
Capital contributions from partners	70,000,000
Sales commissions and marketing fees paid	(5,950,000)

Net cash provided by financing activities	64,050,000

Net increase in cash and cash equivalents	42,951,823
Cash and cash equivalents, beginning of period	—

Cash and cash equivalents, end of period	$42,951,823

Supplemental Cash Flow Information:
Non-cash changes to oil & gas properties related to asset retirement obligation	$55,599

The accompanying notes are an integral part of the financial statements.

Mewbourne Energy Partners 07-A, L.P.

NOTES TO FINANCIAL STATEMENTS

1.	Significant Accounting Policies:

Nature of Business

Mewbourne Energy Partners 07-A, L.P., (the “Registrant” or the “Partnership”), a Delaware limited partnership engaged primarily in oil and gas development and production in Texas, Oklahoma, and New Mexico, was organized on March 1, 2007. The offering of limited and general partner interests began May 1, 2007 as a part of a private placement pursuant to Section 4(2) of the Securities Act of 1933 and Regulation D promulgated thereunder, and concluded August 13, 2007, with total investor contributions of $70,000,000 originally being sold to accredited investors of which $65,710,000 were sold to accredited investors as general partner interests and $4,290,000 were sold to accredited investors as limited partner interests. The managing general partner has no equity interest in the Partnership.

The Partnership conducts these activities through Mewbourne Energy Partners 07 Drilling Program (the “Program”). Its sole business is the development and production of oil and gas with a concentration on gas. Substantially all of the Program’s gas reserves are being sold regionally in the spot market. Due to the highly competitive nature of the spot market, prices are subject to seasonal and regional pricing fluctuations. In addition, such spot market sales are generally short-term in nature and are dependent upon obtaining transportation services provided by pipelines. The prices received for the Program’s oil and gas are subject to influences such as global consumption and supply trends.

Accounting for Oil and Gas Producing Activities

The Partnership follows the full-cost method of accounting for its oil and gas activities. Under the full-cost method, all productive and non-productive costs incurred in the acquisition, exploration and development of oil and gas properties are capitalized. Depreciation, depletion and amortization of oil and gas properties subject to amortization is computed on the units-of-production method based on the proved reserves underlying the oil and gas properties. At December 31, 2007, approximately $353,000 of capitalized costs was excluded from amortization. Proceeds from the sale or other disposition of properties are credited to the full cost pool. Gains and losses are not recognized unless such adjustments would significantly alter the relationship between capitalized costs and the proved oil and gas reserves. Capitalized costs are subject to a quarterly ceiling test that limits such costs to the aggregate of the present value of future net cash flows of proved reserves and the lower of cost or fair value of unproved properties. Prepaid well costs represent payments to Mewbourne Oil Company, a related party, for the acquisition, exploration and development of oil and gas properties for which the Partnership is contractually obligated but activities have not yet commenced.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant estimates inherent in the Registrant’s financial statements include the estimate of oil and gas reserves and future abandonment costs. Changes in oil and gas prices, changes in production estimates and the success or failure of future development activities could have a significant effect on reserve estimates. The reserve estimates directly impact the computation of depreciation, depletion and amortization, asset retirement obligation, and the ceiling test for the Registrant’s oil and gas properties.

Cash and cash equivalents

The Partnership considers all highly liquid investments, those with original maturities of three months or less at the date of acquisition, to be cash equivalents. The Partnership maintains all its cash in one financial institution. At various times throughout the year, the cash amount may be in excess of the amount insured by the Federal Deposit Insurance Corporation.

Asset Retirement Obligations

In accordance with FAS 143, the Partnership has recognized an estimated liability for future plugging and abandonment costs. The estimated liability is based on historical experience and estimated well life. The liability is discounted using the credit-adjusted risk-free rate. Revisions to the liability could occur due to changes in well plugging and abandonment costs or well useful lives, or if federal or state regulators enact new well restoration requirements. The Partnership recognizes accretion expense in connection with the discounted liability over the remaining life of the well.

A reconciliation of the Partnership’s liability for well plugging and abandonment costs for the year ended December 31, 2007 is as follows:

2007
Balance, beginning of period	$—
Liabilities incurred	55,599
Accretion expense	559

Balance, end of period	$56,158

Oil and Gas Sales

The Program’s oil and condensate production is sold and revenue recognized at or near the Program’s wells under short-term purchase contracts at prevailing prices in accordance with arrangements which are customary in the oil industry. Sales of gas applicable to the Program’s interest are recorded as revenue when the gas is metered and title transferred pursuant to the gas sales contracts covering the Program’s interest in gas reserves. The Partnership uses the sales method to recognize oil and gas revenue whereby revenue is recognized for the amount of production taken regardless of the amount for which the Partnership is entitled based on its working interest ownership. As of December 31, 2007, no material gas imbalances between the Partnership and other working interest owners existed.

Income Taxes

The Partnership is treated as a partnership for income tax purposes, and as a result, income of the Partnership is reported on the tax returns of the partners and no recognition is given to income taxes in the financial statements. The Partnership’s financial reporting bases of its net assets exceeded the tax bases of its net assets by $19,230,348 at December 31, 2007.

Earnings per partnership unit

Basic and diluted earnings per partnership unit are computed by dividing income available to partners by the number of partnership units outstanding.

2.	Organization and Related Party Transactions:

The Partnership was organized on March 1, 2007. In accordance with the laws of the state of Delaware, Mewbourne Development Corporation (“MD”), a Delaware corporation, has been appointed as the Registrant’s managing general partner. MD has no equity interest in the Registrant. Mewbourne Oil Company (MOC) is operator of oil and gas properties owned by the Partnership. Mewbourne Holdings, Inc. is the parent of both MD and MOC. Substantially all transactions are with MD and MOC.

In the ordinary course of business, MOC will incur certain costs that will be passed on to well owners of the well on which the costs were incurred. The Partnership will be charged their portion of these costs based upon their ownership in each well incurring the costs. These costs are referred to as operator charges and are standard and customary in the oil and gas industry. Operator charges include recovery of gas marketing costs, fixed rate overhead, supervision, pumping, and equipment furnished by the operator. Reimbursement to MOC for operator charges totaled $345,936 for the year ended December 31, 2007. Operator charges are billed in accordance with the Program and Partnership Agreements.

In consideration for services rendered by MD in managing the business of the Partnership, the Partnership during each of the initial three years of the Partnership will pay to MD a management fee in the amount equal to 7/10’s of 1% of the subscriptions by the investor partners to the Partnership. Management fees can only be paid out of funds available for distributions. Since there were not sufficient funds available for distribution, management fees were not allocated to the Partnership for the year ended December 31, 2007.

In general, during any particular calendar year, the total amount of administrative expenses allocated to the Partnership by MOC shall not exceed the greater of (a) 3.5% of the Partnership’s gross revenue from the sale of oil and natural gas production during each year (calculated without any deduction for operating costs or other costs and expenses) or (b) the sum of $50,000 plus .25% of the capital contributions of limited and general partners. Administrative expenses can only be paid out of funds available for distributions. Under this arrangement, $1,195 was allocated to the Partnership during the year ended December 31, 2007.

The Partnership participates in oil and gas activities through a Drilling Program Agreement (the “Program”). The Partnership and MD are parties to the Program Agreement. The costs and revenues of the Program are allocated to MD and the Partnership as follows:

	Partnership	MD
Revenues:
Proceeds from disposition of depreciable and depletable properties	70%	30%
All other revenues	70%	30%

Costs and expenses:
Organization and offering costs (1)	0%	100%
Lease acquisition costs (1)	0%	100%
Tangible and intangible drilling costs (1)	100%	0%
Operating costs, reporting and legal expenses, general and administrative expenses and all other costs	70%	30%

(1)	As noted above, pursuant to the Program, MD must contribute 100% of organization and offering costs and lease acquisition costs which should approximate 20% of total capital costs. To the extent that organization and offering costs and lease acquisition costs are less than 20% of total capital costs, MD is responsible for tangible drilling costs until its share of the program’s total capital costs reaches approximately 20%.

The Partnership’s financial statements reflect its respective proportionate interest in the Program.

3.	Quarterly Financial Data (unaudited):

Summarized unaudited quarterly financial data for 2007 is as follows:

	Quarters Ended
	March 31, 2007	June 30, 2007	September 30, 2007		December 31, 2007
Total revenues	$—	$—	$34,604		$1,680,627
Gross profit (a)	—	—	18,008	(a)	956,480	(a)
Net income	—	—	585,778		1,634,463
Basic and diluted net income per limited and general interest (70,000 interests outstanding)	—	—	8.37		23.35

(a)	Total revenue less operating costs.

4.	Supplemental Oil and Gas Information

The tables presented below provide supplemental information about oil and natural gas exploration and production activities as defined by SFAS No. 69, “Disclosures about Oil and Gas Producing Activities”.

Costs Incurred and Capitalized Costs:

Costs incurred in oil and natural gas acquisition, exploration and development activities for the year ended December 31, 2007:

2007
Costs incurred for the year:
Development	$23,262,777

Capitalized costs related to oil and natural gas acquisition, exploration and development activities for the year ended December 31, 2007 is as follows:

2007
Cost of oil and natural gas properties at year-end:
Producing assets - Proved properties	$13,949,740
Incomplete construction - Unproved properties	353,325
Asset retirement obligation	55,599

Total capitalized cost	14,358,664
Accumulated depreciation, depletion, amortization and impairment	(578,512)

Net capitalized costs	$13,780,152

Estimated Net Quantities of Proved Oil and Gas Reserves:

Reserve estimates as well as certain information regarding future production and discounted cash flows were determined by MOC’s petroleum reservoir engineers. The Partnership considers reserve estimates to be reasonable, however, due to inherent uncertainties and the limited nature of reservoir data, estimates of oil and gas reserves are imprecise and subject to change over time as additional information becomes available.

There have been no favorable or adverse events that have caused a significant change in estimated proved reserves since December 31, 2007. The Partnership has no long-term supply agreements or contracts with governments or authorities in which it acts as producer nor does it have any interest in oil and gas operations.

Proved Reserves:

	Crude Oil and Condensate (Thousands of bbls of Oil)	Natural Gas (Thousands of Cubic Feet)
Balance at inception (1)	0	0
Extension, discoveries and other additions	52	4,779
Production	(4)	(188)

Balance at December 31, 2007(1)	48	4,591

(1)	All of these reserves are categorized as proved developed as of December 31, 2007.

Independent Auditors’ Report

To the Board of Directors and Stockholder of

Mewbourne Development Corporation

Tyler, Texas

We have audited the accompanying balance sheet of Mewbourne Development Corporation (the “Company”) as of June 30, 2007. The balance sheet is the responsibility of the Company’s management. Our responsibility is to express an opinion on the balance sheet based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Mewbourne Development Corporation at June 30, 2007 in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO Seidman

Dallas, Texas

October 16, 2007

MEWBOURNE DEVELOPMENT CORPORATION

BALANCE SHEET

June 30,	2007
Assets
Current assets
Cash and cash equivalents	$4,769,030
Accounts receivable, related party	3,955,562

Total current assets	8,724,592
Investments in partnerships	647,690
Oil and gas properties - full-cost method, net	43,342,428

Total assets	$52,714,710

Liabilities and stockholder’s equity
Current liabilities
Accounts payable, related party	$2,849,075

Total current liabilities	2,849,075

Long term debt	97,222
Deferred income taxes	4,548,336
Asset retirement obligation	1,647,542

Total liabilities	9,142,175

Commitments and contingencies

Stockholder’s equity:
Common stock, $1 par value, 1,000 shares authorized, issued and outstanding	1,000
Paid-in capital in excess of par value of common stock	1,190,262
Retained earnings	42,381,273

Total stockholder’s equity	43,572,535

Total liabilities and stockholder’s equity	$52,714,710

See accompanying notes to financial statements.

1.	Significant Accounting Policies

Financial Statement Presentation

Mewbourne Development Corporation (the “Company”) is a wholly-owned subsidiary of Mewbourne Holdings, Inc. (the “Stockholder”). The Company is principally involved in the exploration and production of oil and gas in Texas, Oklahoma and New Mexico.

Oil and Gas Properties

The Company follows the full-cost method of accounting for its oil and gas activities, all of which are located in the Continental United States. Under the full-cost method, all productive and nonproductive costs incurred in the acquisition, exploration and development of oil and gas properties are capitalized. All such costs are directly identified with acquisition, exploration and development activities and do not include any costs related to production, general corporate overhead, or similar activities. Depreciation, depletion and amortization of oil and gas properties are computed on the units-of-production method, using the proved reserves underlying the oil and gas properties. Unproved oil and natural gas properties are excluded from the calculation of depreciation, depletion and amortization until it is determined whether or not proved reserves can be assigned to such properties. At June 30, 2007, $1,081,036 was considered unproved property costs. Gains and losses on the sale or other disposition of properties are not recognized unless such adjustments would significantly alter the relationship between capitalized costs and proved reserves of oil and gas.

Included in capitalized costs are organization and offering costs related to the offering of certain partnerships in which the Company is the managing partner. These partnerships were formed to acquire interest in oil and gas properties and the Company received its interest in these oil and gas properties through its contribution of these organization and offering costs. Depreciation, depletion and amortization of capitalized organization and offering cost are computed on the units-of-production method using the proved reserves and depletion rate of each partnership for which the organization and offering costs were incurred.

Capitalized costs are subject to a ceiling test that limits such costs to the aggregate of the present value of future net revenues of proved reserves discounted at 10%, based on oil and gas prices and operating conditions at the balance sheet date, and the lower of cost or fair value of unproved properties. There was no ceiling write-down required at June 30, 2007.

Management’s Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

In addition, oil and gas reserves and dismantlement costs require significant estimates which could materially differ from amounts ultimately realized.

Cash and Cash Equivalents

The Company considers all highly liquid investments, those with original maturities of three months or less at the date of acquisition, to be cash equivalents.

A substantial portion of the Company’s cash and cash equivalents is maintained in one financial institution which the Company believes to be of high credit quality.

Fair Value of Financial Instruments

The carrying values of cash and cash equivalents, accounts receivable, and accounts payable approximate their fair values because of the short maturity or duration of these instruments. The fair value of the Company’s long-term debt approximates carrying value due to the terms available to the Company for similar financial instruments.

Investments in Partnerships

The Company is the managing partner of several oil and gas partnerships. The Company accounts for its investment in partnerships using the equity method of accounting.

Asset Retirement Obligations

Under Statement of Financial Accounting Standard No. 143 (“FAS 143”), “Accounting for Asset Retirement Obligations,” the Company is required to record the fair value of liabilities associated with the retirement of long-lived assets. A liability for the estimated fair value of the future plugging and abandonment costs is recorded with a corresponding increase in the full cost pool at the time a new well is drilled. The Company recognizes accretion expense in connection with the discounted liability over the remaining life of the well.

2.	Oil and Gas Properties

Oil and gas properties consist of the following:

June 30,	2007
Proved oil and gas properties	$65,186,697
Unproved oil and gas properties	1,081,036
Accumulated depreciation, depletion and amortization	(22,925,305)

Net oil and gas properties	$43,342,428

3.	Long-Term Debt

On December 28, 2006, the Company renewed its bank revolving credit agreement, extending the maturity date of its $4,000,000 revolving line of credit. The Company can borrow under the bank revolving credit agreement from December 28, 2006 to November 30, 2009. Principal outstanding and unpaid on January 1, 2008 will be payable in 36 equal monthly installments until the Note is paid in full on December 31, 2010. The Company has the option to borrow at either the prime rate minus .25% or at the Eurodollar Fixed Period Rate, plus 2.5%.

The bank revolving credit agreement also contains certain covenants including the maintenance of minimum proven oil and gas reserves. The bank revolving credit agreement is uncollateralized; however, the Company is subject to certain negative covenants. As of June 30, 2007, the Company has $97,222 outstanding under this revolving credit agreement and has $3,902,778 available for borrowing.

4.	Asset Retirement Obligation

The Company has recognized an estimated liability for future plugging and abandonment costs. The estimated liability is based on historical experience and estimated well life. The liability is discounted using the credit-adjusted risk-free rate. Revisions to the liability could occur due to changes in well plugging and abandonment costs or well useful lives, or if federal or state regulators enact new property restoration requirements. The Company recognizes accretion expense in connection with the discounted liability over the remaining life of the well.

A reconciliation of the Company’s liability for well plugging and abandonment costs for the year ended June 30, 2007 is as follows:

June 30,	2007
Balance at June 30, 2006	$1,483,051
Liabilities incurred during period	93,480
Accretion expense	79,131
Liabilities settled during period	(8,120)

Balance at June 30, 2007	$1,647,542

5.	Income Taxes

Federal and state income tax is calculated at the Stockholder level and allocated to the subsidiaries based on pretax income. The Company calculates its deferred tax liability as if it were a separate tax paying entity. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at the balance sheet date based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. As of June 30, 2007, federal and state income taxes payable to the Stockholder were $847,262 which is included in accounts payable, related party in the accompanying balance sheet.

The deferred tax liability at June 30, 2007 is primarily attributable to the differences in depletion and depreciation methods for oil and gas properties between the income tax basis of accounting and generally accepted accounting principles.

The components of income tax expense for the year ended are as follows:

June 30,	2007
Current income taxes
Federal	$2,046,116
State	241,001

2,287,117

Deferred income taxes
Federal	1,350,873
State	158,926

1,509,799

$3,796,916

A reconciliation of income tax computed at the federal statutory income tax rate to income tax expense reported herein for the year ended is as follows:

June 30,	2007
Tax computed at statutory rate	$3,898,260
Excess tax depletion	(320,204)
State taxes, net of federal benefit	59,799
Other	159,061

$3,796,916

6.	Commitments and Contingencies

The Company is obligated, subject to certain limitations, to purchase or cause to be purchased by an affiliate or the Stockholder, limited partnership interests, if tendered. The purchase price is based on a defined formula pursuant to the Partnership agreement and is intended to represent fair value. For the majority of the partnerships in which this obligation exists, the obligation generally commences once the partnership has been in existence for 3 years and extends for a period of 5 years; on certain others, the obligation remains throughout the life of the partnership. The obligation to purchase interests in a single calendar year is generally limited to no more than 5% of the total number of interests of the partnership outstanding at the beginning of the calendar year. Additionally, the total amount of limited partnership interests which the Company is obligated to purchase upon redemption is limited to $500,000 per year. If the partnership interests are tendered in future years, it is anticipated that the Company or Stockholder will use funds provided by operations or borrow funds to satisfy such repurchase obligations. Historically, the amount of limited partnership interests tendered has been immaterial.

At June 30, 2007, the Company had a funding requirement of approximately $6,919,950 to Mewbourne Energy Partners 06-A L.P., an affiliated partnership.

7.	Related Party Transactions

Mewbourne Oil Company (“MOC”), a wholly owned subsidiary of the Stockholder, acts as operator of substantially all oil and gas properties in which the Company invests. Under the terms of the operating agreements, oil and gas sales are collected by MOC and remitted to the Company and lease operating expenses and production taxes are billed by and paid to MOC. Additionally, MOC charges the Company for general and administrative expenses in accordance with the partnership and program agreements. For the year ended June 30, 2007, $540,266 was included in general and administrative expenses for such fees. MOC remits revenues to the Company and bills the Company for expenses on a monthly basis. At June 30, 2007, accounts receivable, related party consists of revenues receivable from MOC and accounts payable, related party consists of $2,001,846 payable to MOC for expenses and $847,262 payable to the Stockholder for income taxes. The Company considers the amounts receivable from MOC to be fully collectible.

8.	Supplemental Oil and Gas Information (Unaudited)

The tables presented below provide supplemental information about oil and gas exploration and production activities as defined by SFAS No. 69, “Disclosures about Oil and Gas Producing Activities”.

Capitalized costs related to oil and gas acquisition, exploration and development activities at June 30, 2007 are as follows:

June 30,	2007
Proved property costs	$28,198,706
Unproved property costs	1,081,036
Producing assets	36,597,991
Other	390,000

Total capitalized costs	66,267,733
Accumulated depreciation, depletion and amortization	(22,925,305)

Net capitalized costs	$43,342,428

Costs incurred in property acquisitions and development activities during the year ended June 30, 2007 are as follows:

June 30,	2007
Proved property acquisition costs	$5,235,916
Development costs	8,301,055

Total	$13,536,971

Depletion, depreciation and amortization per equivalent unit of oil production for the year ended June 30, 2007 was $8.62.

The estimates of proved oil and gas reserves utilized in the preparation of these financial statements were estimated in accordance with guidelines established by the Securities and Exchange Commission and the Financial Accounting Standards Board, which require that reserve reports be prepared using oil and gas prices and operating conditions at the balance sheet date with no provision for price and cost escalation except by contractual agreement. Proved oil and gas reserves are defined as estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. These estimates may change as future information becomes available. All of the Company’s reserves are located onshore in the Continental United States.

Changes in proved oil and gas reserves for the year ended June 30, 2007 are as follows:

	Gas (MMcf)	Oil (MBbls)
Proved reserves at June 30, 2006	22,486	325
Revisions to previous estimates	(593)	0
Extensions, discoveries and other additions	6,209	123
Production	(2,739)	(36)

Proved reserves at June 30, 2007	25,363	412

Substantially all of the Company’s proved reserves at June 30, 2007 are developed.

As required by the Financial Accounting Standards Board, the standardized measure of discounted future cash flows is computed by applying year-end prices and costs and a discount factor of 10 percent to net proved reserves. The price of oil and gas used in the standardized measure of discounted future cash flows at June 30, 2007 is $67.54 per barrel and $6.20 per mcf, respectively.

The Company believes the standardized measure does not provide a reliable estimate of the Company’s expected future cash flows to be obtained from the development and production of its oil and gas properties or of the value of its proved oil and gas reserves. The standardized measure is prepared on the basis of certain prescribed assumptions including year-end prices, which represent a single point in time and therefore may cause significant variability in cash flows from year to year as prices change.

The standardized measure of discounted future net cash flows as of June 30, 2007 is as follows:

June 30,	2007
Future cash inflows	$185,031,203
Future production costs	(63,242,738)
Future development costs	(1,105,511)
Future income tax expense	(17,881,031)

102,801,923
Discount at 10%	(53,373,758)

Standard measure of discounted future net cash flows from estimated production of proved oil and gas reserves after income taxes	$49,428,165

Changes in the standardized measure of discounted future net cash flows for the year ended June 30, 2007 are as follows:

June 30,	2007
Standardized measure of discounted future net cash flows at June 30, 2006	$38,950,041
Change in value of previous year reserved due to:
Value of reserves added due to extensions, discoveries and other additions	14,618,870
Accretion of discount	4,488,465
Development costs incurred during the year	1,611,407
Changes in estimated development costs	(211,369)
Sales of oil and gas produced during the year, net of production costs	(16,303,101)
Revisions of previous reserve estimates	(1,256,025)
Net change in prices	10,596,476)
Net change in income taxes	(2,662,590)
Timing and other	(404,009)

Standardized measure of discounted future net cash flows at June 30, 2007	$49,428,165

MEWBOURNE DEVELOPMENT CORPORATION

BALANCE SHEET

(UNAUDITED)

December 31, 2007

ASSETS
Current assets:
Cash and cash equivalents	$165,810
Accounts receivable, related party	4,243,477

Total current assets	4,409,287
Investment in partnerships	927,040
Oil and gas properties net	50,951,621

Total assets	$56,287,948

LIABILITIES AND STOCKHOLDER’S EQUITY
Current liabilities:
Accounts payable, related party	$1,063,720

Total current liabilities	1,063,720

Noncurrent liabilities:
Long term debt	97,222
Asset retirement obligation plugging liability	1,725,109
Deferred income taxes	5,256,403

Total liabilities	8,142,454

Stockholder’s equity:
Common stock, $1.00 par value, 1,000 shares authorized issued and outstanding	1,000
Paid-in capital in excess of par value of common stock	1,190,262
Retained earnings	46,954,232

Total stockholder’s equity	48,145,494

Total liabilities and stockholder’s equity	$56,287,948

See accompanying notes to financial statements.

1.	Accounting Policies

Financial Statement Presentation

Mewbourne Development Corporation (the “Company”) is a wholly-owned subsidiary of Mewbourne Holdings, Inc. (the “Stockholder”). The Company is principally involved in the exploration and production of oil and gas in Texas, Oklahoma and New Mexico.

Oil and Gas Properties

The Company follows the full-cost method of accounting for its oil and gas activities, all of which are located in the Continental United States. Under the full-cost method, all productive and nonproductive costs incurred in the acquisition, exploration and development of oil and gas properties are capitalized. All such costs are directly identified with acquisition, exploration and development activities and do not include any costs related to production, general corporate overhead, or similar activities. Depreciation, depletion and amortization of oil and gas properties are computed on the units-of-production method, using the proved reserves underlying the oil and gas properties. Unproved oil and natural gas properties are excluded from the calculation of depreciation, depletion and amortization until it is determined whether or not proved reserves can be assigned to such properties. At December 31, 2007, $414,393 was considered unproved property costs. Gains and losses on the sale or other disposition of properties are not recognized unless such adjustments would significantly alter the relationship between capitalized costs and proved reserves of oil and gas.

Included in capitalized costs are organization and offering costs related to the offering of certain partnerships in which the Company is the managing partner. These partnerships were formed to acquire interests in oil and gas properties and the Company received its interests in these oil and gas properties through its contribution of these organization and offering costs. Depreciation, depletion and amortization of capitalized organization and offering cost are computed on the units-of-production method using the proved reserves and depletion rate of each partnership for which the organization and offering costs were incurred.

Capitalized costs are subject to a ceiling test that limits such costs to the aggregate of the present value of future net revenues of proved reserves discounted at 10%, based on oil and gas prices and operating conditions at the balance sheet date, and the lower of cost or fair value of unproved properties. There was no ceiling write-down required at December 31, 2007.

Management’s Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

In addition, oil and gas reserves and dismantlement costs require significant estimates which could materially differ from amounts ultimately realized.

Cash and Cash Equivalents

The Company considers all highly liquid investments, those with original maturities of three months or less at the date of acquisition, to be cash equivalents.

A substantial portion of the Company’s cash and cash equivalents is maintained in one financial institution which the Company believes to be of high credit quality.

Fair Value of Financial Instruments

The carrying values of cash and cash equivalents, accounts receivable, and accounts payable approximate their fair values because of the short maturity or duration of these instruments. The fair value of the Company’s long-term debt approximates carrying value due to the terms available to the Company for similar financial instruments.

Investments in Partnerships

The Company is the managing partner of oil and gas partnerships. The Company accounts for its investment in partnerships using the equity method of accounting.

Asset Retirement Obligations

Under Statement of Financial Accounting Standard No. 143 (“FAS 143”), “Accounting for Asset Retirement Obligations,” the Company is required to record the fair value of liabilities associated with the retirement of long-lived assets. A liability for the estimated fair value of the future plugging and abandonment costs is recorded with a corresponding increase in the full cost pool at the time a new well is drilled. The Company recognizes accretion expense in connection with the discounted liability over the remaining life of the well.

2.	Oil and Gas Properties

Oil and gas properties consist of the following:

December 31,	2007
Proved oil and gas properties	$76,152,356
Unproved oil and gas properties	414,393
Accumulated depreciation, depletion and amortization	(25,615,128)

Net oil and gas properties	$50,951,621

3.	Long-Term Debt

On December 31, 2007, the Company renewed its bank revolving credit agreement, extending the maturity date of its $4,000,000 revolving line of credit. The Company can borrow under the bank revolving credit agreement from December 31, 2007 to November 30, 2009. Principal outstanding and unpaid on January 1, 2010 will be payable in 36 equal monthly installments until the Note is paid in full on December 31, 2012. The Company has the option to borrow at either the prime rate minus .25% or at the Eurodollar Fixed Period Rate, plus 2.5%.

The bank revolving credit agreement also contains certain covenants including the maintenance of minimum proven oil and gas reserves. The bank revolving credit agreement is uncollateralized; however, the Company is subject to certain negative covenants. As of December 31, 2007, the Company has $97,222 outstanding under this revolving credit agreement and has $3,902,778 available for borrowing.

4.	Asset Retirement Obligation

The Company has recognized an estimated liability for future plugging and abandonment costs. The estimated liability is based on historical experience and estimated well life. The liability is discounted using the credit-adjusted risk-free rate. Revisions to the liability could occur due to changes in well plugging and abandonment costs or well useful lives, or if federal or state regulators enact new property restoration requirements. The Company recognizes accretion expense in connection with the discounted liability over the remaining life of the well.

A reconciliation of the Company’s liability for well plugging and abandonment costs for the six months ended December 31, 2007 is as follows:

December 31,	2007
Balance at June 30, 2007	$1,647,542
Liabilities incurred during period	42,380
Accretion expense	42,706
Liabilities settled during period	(7,519)

Balance at December 31, 2007	$1,725,109

5.	Income Taxes

Federal and state income tax is calculated at the Stockholder level and allocated to the subsidiaries based on pretax income. The Company calculates its deferred tax liability as if it were a separate tax paying entity. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at the balance sheet date based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. As of December 31, 2007, federal and state income taxes payable to the Stockholder were $492,111 which is included in accounts payable, related party in the accompanying balance sheet.

The deferred tax liability at December 31, 2007 is primarily attributable to the differences in depletion and depreciation methods for oil and gas properties between the income tax basis of accounting and generally accepted accounting principles.

The components of income tax expense for the year ended are as follows:

December 31,	2007
Current income taxes
Federal	$1,593,965
State	131,251

1,725,216

Deferred income taxes
Federal	633,534
State	74,533

708,067

$2,433,283

A reconciliation of income tax computed at the federal statutory income tax rate to income tax expense reported herein for the year ended is as follows:

December 31,	2007
Tax computed at statutory rate	$2,382,122
Excess tax depletion	(35,465)
State taxes, net of federal benefit	0
Other	86,626

$2,433,283

6.	Commitments and Contingencies

The Company is obligated, subject to certain limitations, to purchase or cause to be purchased by an affiliate or the Stockholder, limited partnership interests, if tendered. The purchase price is based on a defined formula pursuant to the Partnership agreement and is intended to represent fair value. For the majority of the partnerships in which this obligation exists, the obligation generally commences once the partnership has been in existence for 3 years and extends for a period of 5 years; on certain others, the obligation remains throughout the life of the partnership. The obligation to purchase interests in a single calendar year is generally limited to no more than 5% of the total number of interests of the partnership outstanding at the beginning of the calendar year. Additionally, the total amount of limited partnership interests which the Company is obligated to purchase upon redemption is limited to $500,000 per year. If the partnership interests are tendered in future years, it is anticipated that the Company or Stockholder will use funds provided by operations or borrow funds to satisfy such repurchase obligations. Historically, the amount of limited partnership interests tendered has been immaterial.

At December 31, 2007, the Company had a funding requirement of approximately $15,489,722 to Mewbourne Energy Partners 07-A L.P., an affiliated partnership.

7.	Related Party Transactions

Mewbourne Oil Company (“MOC”), a wholly owned subsidiary of the Stockholder, acts as operator of substantially all oil and gas properties in which the Company invests. Under the terms of the operating agreements, oil and gas sales are collected by MOC and remitted to the Company and lease operating expenses and production taxes are billed by and paid to MOC. Additionally, MOC charges the Company for general and administrative expenses in accordance with the partnership and program agreements. For the six months ended December 31, 2007, $377,482 was included in general and administrative expenses for such fees. MOC remits revenues to the Company and bills the Company for expenses on a monthly basis. At December 31, 2007, accounts receivable, related party consists of revenues receivable from MOC and accounts payable, related party consists of $571,609 payable to MOC for expenses and $492,111 payable to the Stockholder for income taxes. The Company considers the amounts receivable from MOC to be fully collectible.

8.	Supplemental Oil and Gas Information (Unaudited)

The tables presented below provide supplemental information about oil and gas exploration and production activities as defined by SFAS No. 69, “Disclosures about Oil and Gas Producing Activities”.

Capitalized costs related to oil and gas acquisition, exploration and development activities at December 31, 2007 are as follows:

December 31,	2007
Proved property costs	$31,225,601
Unproved property costs	414,393
Producing assets	44,371,754
Other	555,000

Total capitalized costs	76,566,748
Accumulated depreciation, depletion and amortization	(25,615,127)

Net capitalized costs	$50,951,621

Costs incurred in property acquisitions and development activities during the six months ended December 31, 2007 are as follows:

December 31,	2007
Proved property acquisition costs	$2,984,514
Development costs	7,107,121

Total	$10,091,635

Depletion, depreciation and amortization per equivalent unit of oil production for the six months ended December 31, 2007 was $9.10.

The estimates of proved oil and gas reserves utilized in the preparation of these financial statements were estimated in accordance with guidelines established by the Securities and Exchange Commission and the Financial Accounting Standards Board, which require that reserve reports be prepared using oil and gas prices and operating conditions at the balance sheet date with no provision for price and cost escalation except by contractual agreement. Proved oil and gas reserves are defined as estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. These estimates may change as future information becomes available. All of the Company’s reserves are located onshore in the Continental United States.

Changes in proved oil and gas reserves for the six months ended December 31, 2007 are as follows:

	Gas (MMcf)	Oil (MBbls)
Proved reserves at June 30, 2007	25,363	412
Revisions to previous estimates	889	9
Extensions, discoveries and other additions	4,178	60
Production	(1,624)	(25)

Proved reserves at December 31, 2007	28,806	456

Substantially all of the Company’s proved reserves at December 31, 2007 are developed.

As required by the Financial Accounting Standards Board, the standardized measure of discounted future cash flows is computed by applying year-end prices and costs and a discount factor of 10 percent to net proved reserves. The price of oil and gas used in the standardized measure of discounted future cash flows at December 31, 2007 is $94.32 per barrel and $6.40 per mcf, respectively.

The Company believes the standardized measure does not provide a reliable estimate of the Company’s expected future cash flows to be obtained from the development and production of its oil and gas properties or of the value of its proved oil and gas reserves. The standardized measure is prepared on the basis of certain prescribed assumptions including year-end prices, which represent a single point in time and therefore may cause significant variability in cash flows from year to year as prices change.

The standardized measure of discounted future net cash flows as of December 31, 2007 is as follows:

December 31,	2007
Future cash inflows	$227,358,781
Future production costs	(72,906,422)
Future development costs	(1,352,189)
Future income tax expense	(22,523,195)

130,576,975

Discount at 10%	(68,840,783)

Standardized measure of discounted future net cash flows from estimated production of proved oil and gas reserves after income taxes	$61,736,192

Changes in the standardized measure of discounted future net cash flows for the six months ended December 31, 2007 are as follows:

December 31,	2007
Standardized measure of discounted future net cash flows at June 30, 2007	$49,428,165
Change in value of previous year reserves due to:
Value of reserves added due to extensions, discoveries and other additions	10,506,020
Accretion of discount	5,802,537
Development costs incurred during the year	322,485
Changes in estimated development costs	(246,678)
Sales of oil and gas produced during the year, net of production costs	(10,039,241)
Revisions of previous reserve estimates	2,193,551
Net change in prices	8,680,842
Net change in income taxes	(2,051,767)
Timing and other	(2,859,722)

Standardized measure of discounted future net cash flows at December 31, 2007	$61,736,192

Item 14.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 15.	Financial Statements and Exhibits.

(a)	1. Financial statements

The following are filed as part of this Registration Statement:

Balance sheet of the Registrant as of December 31, 2007

Statement of operations of the Registrant for the year ended December 31, 2007

Statement of changes in partners’ capital of the Registrant for the year ended December 31, 2007

Statement of cash flows of the Registrant for the year ended December 31, 2007

Notes to financial statements of the Registrant

Balance sheet of Mewbourne Development Corporation as of June 30, 2007

Notes to financial statements of Mewbourne Development Corporation for the year ended June 30, 2007

Unaudited balance sheet of Mewbourne Development Corporation as of December 31, 2007

Notes to unaudited financial statements of Mewbourne Development Corporation for the period ended December 31, 2007

2.	Financial statement schedules

None. All required information is in the financial statements or the notes thereto, or is not applicable or required.

3.	Exhibits

The exhibits listed on the accompanying index are filed or incorporated by reference as part of this Registration Statement.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

MEWBOURNE ENERGY PARTNERS 07-A, L.P.

	By:	MEWBOURNE DEVELOPMENT CORPORATION, Managing Partner

April 25, 2008	By:	/s/ Curtis W. Mewbourne
Curtis W. Mewbourne
President and Director

INDEX TO EXHIBITS

The following documents are incorporated by reference in response to Item 15(a)3.

EXHIBIT NUMBER	DESCRIPTION
3.1	Certificate of Limited Partnership of Mewbourne Energy Partners 07-A, L.P., dated February 20, 2007 and filed with the Secretary of State of the State of Delaware on February 22, 2007*

3.2	Certificate of Amendment to Certificate of Limited Partnership of Mewbourne Energy Partners 07-A, L.P., dated August 13, 2007 and filed with the Secretary of State of the State of Delaware on August 13, 2007*

3.3	Certificate of Correction Filed to Correct a Certain Error in the Certificate of Amendment to Certificate of Limited Partnership of Mewbourne Energy Partners 07-A, L.P., dated December 12, 2007 and filed with the Secretary of State of the State of Delaware on December 12, 2007*

4.1	Agreement of Partnership, dated February 20, 2007*

4.2	Form of Certificate of Limited Partnership Interest*

4.3	Form of Certificate of General Partnership Interest*

10.1	Drilling Program Agreement among Mewbourne Development Corporation, Mewbourne Oil Company and Mewbourne Energy Partners 07-A, L.P., dated August 13, 2007*

10.2	Operating Agreement between Mewbourne Energy Partners 07-A, L.P., Mewbourne Development Corporation and Mewbourne Oil Company, dated August 13, 2007*

10.3	Gas Marketing Agreement between Mewbourne Oil Company, Mewbourne Energy Partners 07-A, L.P. and Mewbourne Development Corporation, dated August 13, 2007*

*	Filed herewith.